NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

December 7, 2007

VIA EDGAR

Messrs. H. Christopher Owings and John Fieldsend
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Nitches, Inc.
Registration Statement on Form S-3
Filed August 21, 2007
File No. 333-145613

Messrs. Owings and Fieldsend:

     Nitches, Inc. ("we," "our," "us" or the "Company"), has filed through EDGAR, Pre-Effective Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the Company's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated September 17, 2007 (the "Comment Letter") with respect to the Registration Statement.

     We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter. Immediately following each such comment is the Company's response in regular font. The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter. The Company's responses indicate whether Amendment No. 1 reflects a response to the Staff's comments or the reasons why the Company believes a response is either inapplicable or inappropriate. Page numbers set forth in the Company's responses refer to page numbers of Amendment No. 1.

     The Registration Statement relates to the resale of an aggregate of 1,342,063 shares of our common stock by Birchten Investments, Ltd. and Granite Financial Group, LLC. Such shares of common stock are issuable by us upon conversion and exercise, respectively, of debentures and warrants we sold in a private placement to Birchten and Granite on June 21, 2007. In this letter we refer to such private placement as our June 2007 Private Placement.

General

COMMENT 1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

     RESPONSE: We are seeking to register for resale an aggregate of 1,342,063 shares of our common stock on behalf of Birchten Investments, Ltd. and Granite Financial Group, LLC, consisting of the following:

	# of Shares	# of Shares
Selling Stockholder	Underlying Debenture	Underlying Warrant	Total
Birchten	728,155	550,000	1,278,155
Granite	36,408	27,500	63,908
Total	764,563	577,500	1,342,063

     The closing market price per share of our common stock on the date we sold the debentures and warrants to the selling stockholders (June 21, 2007) was $3.90. Accordingly, the total dollar value of our common stock underlying the debentures is $2,981,796.

COMMENT 2. Please provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

     RESPONSE: The table below provides the dollar amount of every payment that we have made or may be required to make in connection with our June 2007 Private Placement to the selling stockholders, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding our June 2007 Private Placement. Such payments consist solely of interest payments and liquidated damages, each of which are payable to the selling stockholders. We have not made and will not be required to make any other payments, other than the repayment of principal on the debentures, which your comment states not to include in the table, to either selling stockholder, any of their affiliates or any person with whom any selling stockholder has a contractual relationship regarding our June 2007 Private Placement.

Type of Payment	Total Amount
Interest (1)	$957,945
Liquidated Damages (2)	$346,500
Total	$1,304,445

____________________

(1) Consists of the total dollar amount of interest payments we will be required to make under the terms of the debentures assuming all interest payments are made in cash and the debentures are held until maturity.

(2) Under the terms of registration rights agreement we entered into with each of Birchten and Granite, we agreed to maintain the effectiveness of the Registration Statement for a period of time until Birchten and Granite can sell the common stock underlying the debentures and warrants without volume restrictions under Rule 144. If the Registration Statement is not declared effective by October 25, 2007, or if we fail to maintain the effectiveness of the Registration Statement, we are required to pay to each of Birchten and Granite an amount equal to 1.0% of the principal amount of the debentures outstanding for any 30 day period, or pro rata portion thereof, that such a failure continues during the first year the debentures are outstanding and 0.5 % of the principal amount outstanding for any 30 day period, or pro rata portion thereof, that such a failure continues during the second year the debentures are outstanding. The dollar amounts shown here assume the Registration Statement is never declared effective and the debentures remain outstanding for their entire term.

     The table below sets forth the net proceeds to us from our June 2007 Private Placement:

Proceeds
Birchten	$3,000,000(1)
Granite	-- (2)

Gross proceeds	3,000,000

Less fees and expenses:
Payment for investor's legal fees	(25,000)
Payment for our legal fees	(25,000)
(50,000)

Net proceeds	$2,950,000

____________________

(1) Total dollar amount Birchten paid to us for the convertible dentures and warrants purchased in our June 2007 Private Placement.

(2) Granite acted as our financial advisor in connection with our June 2007 Private Placement in exchange for a fee equal to 5% of the amount raised, which amounted to $150,000 on the $3 million investment by Birchten. Granite agreed to take its fees in kind and received a debenture with a principal amount of $150,000 and warrants to purchase to 27,500 shares of our common stock in exchange for its services.

     The following table sets forth the amount of total possible payments that we may be required to make to each selling stockholder in the first year following the sale of the debentures issued in our June 2007 Private Placement, assuming that the debentures are held through maturity and all payments are made in cash when due. Other than the payment interest in respect of such debentures, we are not required to make any other payments to any selling stockholder or any of their affiliates during such time period.

	Payments Required Through June 21, 2008
Selling Stockholder	Principal (1)	Interest	Total
Birchten	-	$341,260	$341,260
Granite	-	17,063	17,063
Total	-	$358,323	$358,323

____________________

(1) There are no principal payments until December 31, 2009, at which time the entire amount of principal and accrued and unpaid interest is due.

COMMENT 3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     •     the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately.

          ¡     the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note; and

          ¡     the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

               ■     if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

               ■     if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

     •     the total possible shares underlying the convertible note, assuming no interest payments and complete conversion throughout the term of the note;

     •     the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

     •     the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

     •     the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

     If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

     RESPONSE: The following tables set forth the total possible profit the selling stockholders could realize as a result of the conversion or exercise discount for the shares of common stock underlying the debentures and warrants we issued in our June 2007 Private Placement.

     Neither the conversion price of the debentures nor the exercise price of the warrants adjusts in relation to our stock price at the time of conversion or exercise, unless the conversion is at our election in which case the conversion price is the lower of (i) the then current conversion price or (ii) a 15% discount to the variable weighted average price, or VWAP, for our common stock for the 10 trading days following the date we provide notice of our decision to have the holders convert their debentures. For purposes of this disclosure, we calculated the possible discount under two scenarios with respect to the debentures: (1) assuming the conversion price at the time of conversion remains at the initial conversion price of $4.12, which it currently is; and (2) assuming the conversion price is adjusted to reflect a VWAP for our common stock of $3.90, which was the closing price of our common stock on the date we sold the debentures. In each case, we assume that all principal and interest as to the debentures will be converted into shares of our common stock and the debentures will be outstanding for their entire term.

     In the following tables the column entitled:

  "Market Price" reflects the closing price per share of our common stock on the date we issued the convertible debentures and warrants.
  "Debentures-Conversion Price" reflects the conversion price of the debenture on the date the debenture was issued.
  "Debentures-Shares" reflects the number of shares issuable upon conversion of the debenture under the given scenario.
  "Warrants-Exercise Price" reflects the exercise price of the warrant on the date the warrant was issued.
  "Warrants-Shares" reflects the number of shares issuable upon exercise of the warrant;
  "Total Shares" reflects the total number of shares of our common stock issuable upon conversion and exercise of the debenture and warrant under the given scenario.
  "Combined Market Price" reflects the total dollar amount of the market price of our common stock calculated by multiplying the "Total Shares" amount by the "Market Price" dollar amount.
  "Combined Conversion/Exercise Price" reflects the total dollar amount the selling stockholder will incur to convert the debentures and warrants calculated by adding together the (i) product of the "Debenture-Shares" amount by the "Conversion Price" dollar amount and (ii) the product of the "Warrant-Shares" amount by the "Exercise Price" dollar amount.
  "Premium to the Market Price" or "Discount to the Market Price" reflects the premium or discount, as the case may be, the selling stockholder may realize upon conversion and exercise of the debentures and warrants under the given scenario.

Conversion Price Remains at the Initial Conversion Price of $4.12 at the Time of Conversion

								Combined	Premium
		Debentures		Warrants				Conversion/	to the
Selling	Market	Conversion		Exercise			Combined	Exercise	Market
Stockholder	Price	Price	Shares	Price	Shares	Total Shares	Market Price	Price	Price
Birchten	$ 3.90	$ 4.12	728,155	$ 4.12	550,000	1,278,155	$4,984,806	$5,266,000	$281,194
Granite	$ 3.90	$ 4.12	36,408	$ 4.12	27,500	63,908	$249,240	$263,300	$14,060

Assuming an Adjusted Conversion Price Reflecting a VWAP of $3.90 at the Time of Conversion

								Combined	Discount
		Debentures		Warrants				Conversion/	to the
Selling	Market	Conversion		Exercise			Combined	Exercise	Market
Stockholder	Price	Price	Shares	Price	Shares	Total Shares	Market Price	Price	Price
Birchten	$ 3.90	$ 3.32	904,977	$ 4.12	550,000	1,454,977	$5,674,412	$5,266,000	$408,412
Granite	$ 3.90	$ 3.32	45,249	$ 4.12	27,500	72,749	$283,721	$263,300	$20,421

     As indicated in the tables above, with respect to the debentures, there is no profit realizable if the conversion price remains at $4.12, and there is an aggregate profit of $428,832 realizable if the conversion price decreases to $3.32. However, the conversion price only decreases if we elect to make a payment with common stock instead of in cash at a time when a 15% discount to the 10-day VWAP is lower than $4.12. With respect to the warrants, there is no profit realizable under either scenario because the exercise price of the warrants is fixed at $4.12.

COMMENT 4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     •     the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

          ¡     market price per share of the underlying securities on the date of the sale of that other security; and;

          ¡     the conversion/exercise price per share as of the date of the sale of that other security, calculated follows:

     ■     if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

     ■     if the conversion/exercise price per share is not set at a fixed price and; instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

     •     the total possible shares received under the particular securities, assuming complete conversion/exercise;

     •     the combined market price of the total number of shares underlying, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

     •     the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

     •     the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

     RESPONSE: See our response to Comment 3, above. Other than the warrants we issued to the selling stockholders in our June 2007 Private Placement, none of the selling stockholders or any of their affiliates hold any other securities of the Company.

COMMENT 5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

     •     the gross proceeds paid or payable to the issuer in the convertible note transaction;

     •     all payments that have been made or that may be required to be made by the issuer that are disclosed in response to current comment 2;

     •     the resulting net proceeds to the issuer; and

     •     the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to current comments 3 and 4.

     Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments, as disclosed in response to current comment 2, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to current comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes

     RESPONSE: The table below sets forth (i) the gross proceeds paid to us in our June 2007 Private Placement, (ii) all payments that have been made or that may be required to be made by us that are disclosed in response to Comment 2, above; (iii) the resulting net proceeds to us; and (iv) the combined total possible profit to be realized as a result of any discounts regarding the common stock underlying the convertible debentures and the warrants we issued in our June 2007 Private Placement.

Gross Proceeds to Us	$3,000,000
Total of All Payments (1)	1,304,445
Net Proceeds to Us	$1,695,555

Combined Total Possible Profit (2)	$0

____________________

(1) Consists of (i) $957,945 payable in respect of interest over the terms of the debentures and (ii) $326,500 potentially payable in respect of liquidated damages if the Registration Statement is never declared effective.

(2) There is no possible profit if the conversion price of the debentures remains at $4.12. As indicated in response to Comment 3, there is only a possible profit if we elect to make a payment with common stock instead of in cash at a time when a 15% discount to the 10-day VWAP is lower than $4.12.

     The total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible debentures divided by the net proceeds to us from our June 2007 Private Placement is 76.9%. The resulting percentage averaged over the term of the debentures, approximately 18 months, is 4.27% per month.

COMMENT 6. Please provide us, with a view toward disclosure in the prospectus with tabular disclosure of all prior securities transactions between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons, with the table including the following information disclosed separately for each transaction:

     •     the date of the transaction;

     •     the number of shares of the class of securities subject to the transaction that were outstanding prior to the section;

     •     the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

     •     the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

     •     the percentage of total issued and outstanding securities that were issued or issuable in the transaction, assuming full issuance, with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders. and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

     •     the market price per share of the class of securities subject to the transaction immediately prior to the transaction, reverse split adjusted, if necessary; and

     •     the current market price per share of the class of securities subject to the transaction. reverse split adjust, if necessary.

     RESPONSE: We have not entered into any prior securities transactions with any of the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding our June 2007 Private Placement, or any predecessors of those persons.

COMMENT 7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

     •     the number of shares outstanding prior to the convertible note transaction that are held by person other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

     •     the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

     •     the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

     •     the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

     •     the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

     RESPONSE: Because the information solicited by only the first and last bullet points above are applicable, we did not respond to this comment in tabular form.

     With respect to the information solicited by the first bullet point, we had 3,399,618 shares of our common stock outstanding before our June 2007 Private Placement, excluding 2,260,026 shares of our common stock held by our affiliates at such time. Neither the selling stockholders nor their affiliates held any shares of our common stock or any other of our securities before our June 2007 Private Placement.

     With respect to the information solicited by the last bullet point, we are seeking to register for resale an aggregate of 1,342,063 shares of our common stock on behalf of Birchten and Granite.

     With respect to the information solicited by the second, third and fourth bullet points, we confirm that (i) there are no shares of our common stock registered for resale by the selling stockholders or their affiliates in prior registration statements, (ii) we have not previously filed a registration statement seeking to register for resale any shares of our common stock by the selling stockholders or their affiliates, and (iii) therefore, no shares of our common stock have been sold in registered resale transactions by the selling stockholders or their affiliates.

COMMENT 8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

     •     whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

     •     whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company's common stock and, if any of selling shareholders have an existing short position in the company's stock, the following additional information:

          ¡     the date on which each such selling shareholder entered into that short position; and

          ¡     the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement, e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.

     RESPONSE: We confirm that we have the intent and a reasonable basis to believe that we will have the financial ability to make all payments due under the debentures issued in our June 2007 Private Placement when due. The basis for such belief is that we project sales volume through the term of the debenture that should generate sufficient earnings before interest, depreciation and amortization to meet the debt service requirements, further backed by credit available through our factoring agreement.

     Based on information obtained from each selling stockholder, none of the selling stockholders have an existing short position in our common stock.

COMMENT 9. Please provide us, with a view toward disclosure in the prospectus, with:

     •     a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or any predecessors of those persons - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

     •     copies of all agreements between the issuer, or any of its predecessors, and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction, or predecessors of those persons, in connection with the sale of the convertible notes.

     If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

     RESPONSE: It is our view that such a description of the relationships and arrangements between and among those parties is already presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement by incorporation by reference.

COMMENT 10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the Stock Ownership of Management and Principal Stockholders section and the Selling Stockholders section of the prospectus.

     RESPONSE: We are seeking to register for resale an aggregate of 1,342,063 shares of our common stock on behalf of Birchten and Granite which consists of (i) 764,563 shares issuable upon conversion of the principal amount of the debentures assuming the entire amount is converted into shares of our common stock plus (ii) 577,500 shares issuable upon exercise of the warrants. We are not seeking to register any shares of common stock potentially issuable upon conversion of accrued and unpaid interest in respect of the debentures.

     The number of shares registered in the fee table is consistent with the shares listed in selling stockholders section of the prospectus. There is no stock ownership of management and principal stockholders section in the prospectus because no such section is required in a registration statement on Form S-3.

Seller Stockholders, page 7

COMMENT 11. We note your disclosure in the second paragraph of this section that you issued an aggregate of $3.15 million principal amount of debentures and warrants to purchase up to 577,500 shares of your common stock in your June 2007 private placement to Birchten Investments Ltd. and Granite Financial Group, LLC. Please revise to clarify that these debentures and warrants you discuss allow Birchten Investments and Granite Financial Group to receive up to 1,342,063 shares of common stock.

     RESPONSE: This clarification was made in Amendment No. 1. Please see the final sentence of the second paragraph of the "Selling Stockholders" section of the prospectus on page 7 of Amendment No. 1.

COMMENT 12. We note that the conversion price of your debentures into shares of your common stock is $4.12 and the exercise price of your warrants is $4.12 per share. Additionally, you state that the conversion and exercise prices are "subject to adjustment, including anti-dilution protection." In this section, please discuss these adjustments and anti-dilution protections. Also, please consider adding a risk factor.

     RESPONSE: Amendment No. 1 contains a discussion on these adjustments and anti-dilution protections. Please see the second paragraph on page 7 of Amendment No. 1. We also added a risk factor covering this risk. Please see the next to last risk factor in the "Risk Factors" section of the prospectus on page 6 of Amendment No. 1.

COMMENT 13. Please disclose whether either selling stockholder is a broker-dealer. If so, please identify that stockholder as underwriter.

     RESPONSE: The Registration Statement did disclose which selling stockholders were broker-dealers. The fourth paragraph on page 8 of the Registration Statement read as follows:

To our knowledge, based on information obtained from the selling stockholders, none of the selling stockholders currently have short positions in our common stock, nor is any of the selling stockholders a registered broker-dealer or an affiliate of a broker-dealer, other than Granite Financial who is a broker-dealer. Granite Financial was issued the debentures and warrants overlying the shares of common stock registered for resale hereunder as compensation for investment banking services. At the time we issued the debentures and warrants to Granite Financial, it had no agreements or understandings, directly or indirectly, with any person to distribute the common stock registered for resale hereunder

     We do not believe that identifying Granite Financial Group, LLC, as an underwriter is appropriate given that they acquired the debentures and warrants as compensation for investment banking services and did not purchase them from us with a view to, or offers or sells for us in connection with, the distribution of such securities.

COMMENT 14. Also, for each selling shareholder that is an affiliate of a broker-dealer, please disclose if true:

•     the seller purchased the securities to be resold in the ordinary course of business; and

•     at the time of the purchase, the seller had no agreements or understandings directly or indirectly, with any person to distribute the securities.

If neither of these statements is true, alternatively please disclose that that shareholder is an underwriter.

     RESPONSE: Based on information obtained from each selling stockholder, none of the selling stockholders is an affiliate of a broker-dealer.

Experts, page 10

COMMENT 15. We note that the consent with respect to the audit report of Berenson LLP is signed by "J.H. Cohn LLP (Successor to Berenson LLP)." In connection with the May 3, 2007 combination of Berenson and J.H. Cohn, it appears that Berenson ceased to exist, J.H. Cohn became the surviving entity, and you engaged J.H. Cohn as your successor auditor. Therefore, please disclose in this section whether J.H. Cohn has succeeded to any and all liabilities that Berenson might incur as a result of its audits of your financial statements for the years ended August 31, 2005 and August 31, 2006, or whether there are limitations on the liability of J.H. Cohn for those audits. If there are any limitations on J.H. Cohn's liability, please disclose those limitations in detail and consider including a risk factor as well.

     RESPONSE: The consent included in Amendment No. 1 is being signed by Berenson LLP. The May 3, 2007 combination of Berenson LLP and J.H.Cohn LLP was structured as an asset sale and, as such, J.H.Cohn LLP did not succeed to the liabilities of Berenson LLP. As a result, Berenson LLP continues to exist with ongoing responsibility to discharge its liabilities for work performed prior to May 3, 2007. Berenson LLP has purchased tail professional liability insurance to allow it to meet any such ongoing responsibilities. We revised the "Experts" section of Amendment No. 1 to reflect this and included a risk factor, as well.

Item 16, Exhibits, page II-3

COMMENT 16. Please file an appropriate consent from Moss Adams LLP regarding your financial statements for the year ended August 31, 2004 or tell us why it is inappropriate for you to do so.

     RESPONSE: A consent from Moss Adams LLP regarding our financial statements for the year ended August 31, 2004 is filed with Amendment No. 1.

Annual Report on Form 10-K for the Fiscal Year Ended August 31, 2006

COMMENT 17. Please be advised that we are unable to accelerate effectiveness of any Securities Act filing of the company until the remaining accounting issues are resolved regarding the Annual Report on Form 10-K for the year ended August 31, 2006.

     RESPONSE: All accounting issues regarding our Annual Report on Form 10-K for the year ended August 31, 2006 have been resolved as of November 6, 2007.

*   *   *   *   *   *

     Thank you for your assistance in this matter. Please call me at (858) 731-0520 or James A. Mercer III of Duane Morris LLP, our outside legal counsel, at (619) 744-2209 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer